Via Facsimile and U.S. Mail
Mail Stop 6010


February 22, 2006


Ms. Diane M. Barrett
Vice President & Chief Financial Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186

Re:	Noven Pharmaceuticals, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	File No. 0-17254

Dear Ms. Barrett:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,




      Kevin Woody
								Branch Chief